KH 4/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12013869

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing RECEIVED MAR 1 9 2012 Washington, DC 110

SEC FILE NUMBER
8-68143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.E. Hutchison & Company d/b/a The Hutchison Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Broad Street, Suite 205
(No. and Street)

Durham (City) NC (State) 27705-3573 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Phillip D. Huber (919)286-1314
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Avenue, Suite 350 (Address) Raleigh (City) NC (State) 27612 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phillip D. Huber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. E. Hutchison & Company d/b/a The Hutchison Company, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANITA B TAYLOR
Notary Public
Wake County
North Carolina
My Commission Expires Jul 18, 2013

Signature

President

Title

Anita B Taylor

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Not required based on gross revenues

The Hutchison Company

Table of Contents

C.E. Hutchison & Company
(d/b/a The Hutchison Company)

Financial Statements and
Supplemental Information

December 31, 2011 and 2010

(With Independent Auditors' Report Thereon)

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Director
C.E. Hutchison & Company (d/b/a The Hutchison Company):

We have audited the accompanying statements of financial condition of C.E. Hutchison & Company (d/b/a The Hutchison Company) (the "Company") as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of the internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Hutchison Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 9 through 11 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

February 13, 2012

C.E. Hutchison & Company
d/b/a The Hutchison Company

Statements of Financial Condition

December 31, 2011 and 2010

		2011	2010
Assets			
Current assets:			
Cash	$	30,488	13,631
Accounts receivable		6,765	-
Total current assets		37,253	13,631
Liabilities and Stockholder's Equity			
Current liabilities - accounts payable	$	3,107	3,582
Stockholder's equity:			
Preferred stock, 2,000,000 shares authorized, no shares issued or outstanding		-	-
Common stock, no par value, 20,000,000 shares authorized, and 50,000 shares issued and outstanding		50,000	50,000
Additional paid-in capital		257,000	199,000
Accumulated deficit		(272,854)	(238,951)
Total stockholder's equity		34,146	10,049
Total liabilities and stockholder's equity	$	37,253	13,631

See accompanying notes to financial statements.

C.E. Hutchison & Company
d/b/a The Hutchison Company

Statements of Operations

Years ended December 31, 2011 and 2010

	2011	2010
Revenues - investment consulting fees	$ 43,000	-
Expenses:		
Insurance	14,992	32,905
Continuing education, dues and subscriptions	13,797	5,398
Professional fees	13,099	55,521
Payroll and taxes	7,637	27,149
Licenses, permits and fees	7,094	13,428
Communications	6,553	5,674
Occupancy	5,100	5,244
Charitable contributions	5,000	-
Travel	1,588	9,865
Printing and reproduction	114	5,396
Other operating expenses	1,929	2,267
	76,903	162,847
Net loss	$ (33,903)	(162,847)

See accompanying notes to financial statements.

C.E. Hutchison & Company
d/b/a The Hutchison Company

Statements of Changes in Stockholder's Equity

Years ended December 31, 2011 and 2010

	Common Stock		Additional paid-in capital	Accumulated deficit	Total stockholder's equity
	Shares	Amount			
Balance as of December 31, 2009	50,000	50,000	55,000	(76,104)	28,896
Capital contributions	-	-	144,000	-	144,000
Net loss	-	-	-	(162,847)	(162,847)
Balance as of December 31, 2010	50,000	50,000	199,000	(238,951)	10,049
Capital contributions	-	-	58,000	-	58,000
Net loss	-	-	-	(33,903)	(33,903)
Balance as of December 31, 2011	50,000	$ 50,000	$ 257,000	$ (272,854)	$ 34,146

See accompanying notes to financial statements.

C.E. Hutchison & Company
d/b/a The Hutchison Company

Statements of Cash Flows

Years ended December 31, 2011 and 2010

		2011	2010
Cash flows from operating activities:			
Net loss	$	(33,903)	(162,847)
Adjustments to reconcile net loss to net cash used in operating activates:			
Change in operating assets and liabilities:			
Accounts receivable		(6,765)	-
Accounts payable		(475)	3,152
Net cash used in operating activities		(41,143)	(159,695)
Cash flows from financing activities-capital contributions		58,000	144,000
Net increase (decrease) in cash		16,857	(15,695)
Cash, beginning of year		13,631	29,326
Cash, end of year	$	30,488	13,631

See accompanying notes to financial statements.

(1) Organization

C.E. Hutchison & Company (d/b/a The Hutchison Company) (the "Company") was formed in the state of North Carolina on August 13, 2008. The Company is registered with the Securities and Exchange Commission (SEC) and is a broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). FINRA requires a minimum capitalization of $5,000.

The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company's revenues are derived from investment advisory fees related to private placement of securities and merger and acquisition advisory services.

(2) Summary of Significant Accounting Policies

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2011 and 2010, there were no cash equivalents.

Accounts Receivable

Accounts receivable are recorded at amounts ultimately expected to be collected. Management has determined that no allowance for doubtful accounts is considered necessary as of December 31, 2011.

Revenue Recognition

Investment advisory fees are recognized as earned. The Company is currently serving as a financial advisor for potential acquisition transactions. Fees received by the Company under the arrangements are to include reimbursement for certain expenses incurred by the Company and fees earned in accordance with each agreement. During 2011, $43,000 of investment advisory fees were earned from one entity.

Income Taxes

The Company has elected to be treated as an S-Corporation for income tax purposes. Therefore, the Company's income and expenses are included in the individual income tax returns of the Company's stockholder. Accordingly, the financial statements do not reflect a provision for income taxes. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2008 through December 31, 2011 remain open for examination by taxing authorities as of the date of this report.

(2) Summary of Significant Accounting Policies, Continued

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in a checking account which is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at one financial institution. As of December 31, 2011 and 2010, no deposits exceeded the FDIC Insurance limit.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Related Party Transactions

Included in accounts payable as of December 31, 2011 and 2010 is $3,107 and $2,457, respectively, due to the Company's stockholder for reimbursement of expenses paid on behalf of the Company.

(4) Leases

The Company leases its facilities from an unaffiliated entity. Rent expense totaled $5,100 for 2011 and $5,244 for 2010. As the Company is currently leasing on a month-to-month basis, there are no minimum future rental payments under this lease as of December 31, 2011.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires a maximum ratio of aggregate indebtedness to net capital of 15 to 1, as defined. As of December 31, 2011, the Company had net capital of $27,381 which was $22,381 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1, which was below the maximum requirement.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(i), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Under this exemption, the Company is not required to maintain a reserve account for the benefit of customers.

(6) Subsequent Events

The date to which events occurring after December 31, 2011, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 13, 2012, the date the financial statements were available to be issued.

C.E. Hutchison & Company
d/b/a The Hutchison Company

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of Securities and Exchange Commission

December 31, 2011 and 2010

		2011	2010
Net Capital:			
Stockholder's equity	$	34,146	10,049
Deductions - non-allowable assets		6,765	-
Net capital	$	27,381	10,049
Aggregate Indebtedness:			
Items included in statement of financial condition:			
Accounts payable	$	3,107	3,582
Total aggregate indebtedness	$	3,107	3,582
Computation of Basic Net Capital Requirement:			
Minimum net capital requirement (6 2/3% of total aggregate indebtedness) (A)	$	207	239
Minimum dollar net capital requirement (B)	$	5,000	5,000
Net capital requirement - greater of (A) or (B)	$	5,000	5,000
Excess net capital	$	22,381	5,049
Excess net capital at 1000% (net capital less 120% of minimum dollar requirement)	$	21,381	4,049
Ratio of aggregate indebtedness to net capital		0.11	0.36

Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2010):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$	11,058
Audit adjustments:		
Cash		1,147
Accounts payable		(2,156)
Net capital per above	$	10,049

There are no differences between net capital in the FOCUS report as of December 31, 2011, and net capital reported above.

C.E. Hutchison & Company
d/b/a The Hutchison Company

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011 and 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

C.E. Hutchison & Company
d/b/a The Hutchison Company

Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2011 and 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

**Independent Auditors' Report on Internal Control
Required by Securities and Exchange Commission Rule 17a-5**

The Director
C.E. Hutchison & Company (d/b/a The Hutchison Company):

In planning and performing our audit of the financial statements of C.E. Hutchison & Company (d/b/a The Hutchison Company) (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 13, 2012.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties such as processing of cash receipts and cash disbursements. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the director, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 13, 2012